                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2000 and December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from____to____________________________________________

Commission file number                              0-26314

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Virginia Bankers Association Master Defined Contribution Plan for James River Bankshares, Inc. (the "Plan").

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: James River Bankshares, Inc. - 1512 Holland Road, Suffolk, VA 23434

  Required Information

          The following financial statements and schedules included with this Form 11-K have been prepared in accordance with the financial reporting requirements of ERISA:

          1. Statements of Net Assets Available For Benefits as of December 31, 2000 and 1999.

          2. Statements of Changes in Net Assets Available For Benefits for the years ended December 31, 2000 and 1999.

          3.   Notes to Financial Statements.

          4.   Supplemental Schedule.


          Exhibit

          1.  Consent of Independent Accountants.

                                   SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Virginia Bankers Association Master
                                    Defined Contribution Plan for James
                                    River Bankshares, Inc.
                                    --------------------------------------------
                                    (Name of Plan)


Date  June 26, 2001                 /s/ Bette J. Albert
      ---------------------------   --------------------------------------------
                                    (Signature) Bette J. Albert, Vice President-
                                    Virginia Bankers Association Benefits
                                    Corporation (Plan Trustee)

                      VIRGINIA BANKERS ASSOCIATION DEFINED
                             CONTRIBUTION PLAN FOR
                          JAMES RIVER BANKSHARES, INC.

                               Suffolk, Virginia

                                FINANCIAL REPORT

                               DECEMBER 31, 2000

                                    CONTENTS



                                                        Page


INDEPENDENT AUDITOR'S REPORT
   ON THE FINANCIAL STATEMENTS                           1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits        2
  Statements of changes in net assets available for
    benefits                                             3
  Notes to financial statements                        4-8

SUPPLEMENTAL SCHEDULES

  Schedule of assets held for investment purposes        9

                          INDEPENDENT AUDITOR'S REPORT



To The Plan Administrator and Participants
Virginia Bankers Association Defined Contribution Plan for
 James River Bankshares, Inc.
Suffolk, Virginia


     We have audited the accompanying statements of net assets available for benefits of the Virginia Bankers Association Defined Contribution Plan for James River Bankshares, Inc., as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Virginia Bankers Association Defined Contribution Plan for James River Bankshares, Inc., as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Winchester, Virginia
April 10, 2001

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                        FOR JAMES RIVER BANKSHARES, INC.


                 Statements of Net Assets Available for Benefits
                           December 31, 2000 and 1999



                                                                                         2000             1999
                                                                                    -----------       -----------
     Assets
Investments, at fair value                                                          $ 4,909,140       $ 4,663,239
                                                                                    -----------       -----------

Receivables:
  Employer contribution                                                             $       - -       $   267,750
  Participant contributions                                                                 - -            29,638
  Due from brokers                                                                          - -           184,872
  Other                                                                                     - -                 2
                                                                                    -----------       -----------
            Total receivables                                                       $       - -       $   482,262
                                                                                    -----------       -----------
Cash                                                                                $   433,703       $       - -
                                                                                    -----------       -----------
            Total assets                                                            $ 5,342,843       $ 5,145,501
                                                                                    -----------       -----------
  Liabilities
Settled purchases in excess of cash                                                 $       - -       $   183,742
                                                                                    -----------       -----------
            Net assets available for benefits                                       $ 5,342,843       $ 4,961,759
                                                                                    ===========       ===========




See Notes to Financial Statements.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                        FOR JAMES RIVER BANKSHARES, INC.


           Statements of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2000 and 1999




                                                        2000                          1999
                                                     -----------                  -----------

Additions to net assets attributed to:
   Investment income (loss):
     Net appreciation (depreciation) in fair
       value of investments                          $  (168,533)                 $   622,639
     Interest and dividends                               37,315                       11,151
                                                     -----------                  -----------
                                                     $  (131,218)                 $   633,790
                                                     -----------                  -----------
   Contributions:
     Employer                                        $   545,008                  $   373,613
     Participants                                        367,472                      332,360
     Rollover and other contributions                     18,156                       27,072
                                                     -----------                  -----------
                                                     $   930,636                  $   733,045
                                                     -----------                  -----------
              Total additions                        $   799,418                  $ 1,366,835
                                                     -----------                  -----------
Deductions from net assets attributed to:
   Benefits paid to participants                     $   393,396                  $   381,195
   Administrative expenses                                24,938                          - -
                                                     -----------                  -----------
              Total deductions                       $   418,334                  $   381,195
                                                     -----------                  -----------
              Net increase                           $   381,084                  $   985,640
Net assets available for benefits
   Beginning of period                                 4,961,759                    3,976,119
                                                     -----------                  -----------
   End of period                                     $ 5,342,843                  $ 4,961,759
                                                     ===========                  ===========


             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                        FOR JAMES RIVER BANKSHARES, INC.

                         Notes to Financial Statements



Note 1.   Description of the Plan

          The following description of the Virginia Bankers Association Defined Contribution Plan for James River Bankshares, Inc. (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

              General

                The Plan is a defined contribution plan maintained by James River Bankshares, Inc. (Company) covering substantially all employees of the Company who have at least six months of service and are age eighteen or older. James River Bankshares, Inc. is a multi-bank holding company headquartered in Suffolk, Virginia. The Company's bank subsidiaries include James River Bank, First Colonial Bank, James River Bank/Colonial and State Bank of Remington. Non-banking subsidiaries include Family Finance Corporation, Family Finance of Virginia and Colonial Loans, Inc. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              Contributions

                Each participant may elect to defer from 1% to 25% of their pretax annual compensation, as defined by the Plan. The Company makes a matching contribution to the Plan on behalf of each participant who makes a pretax contribution. The amount the Company contributes is 50% of the first 4% and 25% of the next 4% of the participant's base compensation. Additional discretionary contributions may be made at the option of the Company's Board of Directors. This contribution is allocated in proportion to the participant's compensation as a percentage of total compensation for all eligible employees. Discretionary contributions declared or made by the Company were $411,654 and $256,876 during the Plan years ended December 31, 2000 and 1999, respectively. Participants entering the Plan may roll over contributions from other plans. Contributions are subject to certain limitations as established by the Internal Revenue Code.

              Participant's Accounts

                Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions
                (b) Plan earnings and (c) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                         Notes to Financial Statements


              Vesting

                Participants are immediately vested in their contributions and related employer match plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. Vesting in the Company's contributions occurs as follows:

                         Number of Years of
                           Vesting Service            Vested Interest
                       ------------------------       ---------------

                       Less than 3                            0%
                       3 years but less than 4               60%
                       4 years but less than 5               80%
                       5 years or more                      100%

              Investment Options

                All assets in the Plan are directed by individual participants. Participants are given the option to direct account balances and all contributions made into any of 22 separate investment options consisting of managed, indexed or individual equity or fixed income funds.

                A participant may choose to invest up to 25% (in increments of 5%) of their account balance and future contributions in the common stock of James River Bankshares, Inc. (Employer Stock), the remaining balance and future contributions may be invested in the other investment fund options. Participants may change their investment options daily.

              Payment of Benefits

                Upon retirement or termination of service a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account or periodic installments as defined by the Plan agreement. Participants whose vested account balance has never exceeded $5,000 must be paid out in the form of a lump sum distribution.

              Forfeitures

                At December 31, 2000, forfeited nonvested account balances totaled $20,119. These nonvested account balances are to be reallocated among remaining Plan participants.


Note 2.   Summary of Accounting Policies

              Basis of Accounting

                The financial statements of the Plan are prepared under the accrual method of accounting.

                         Notes to Financial Statements


              Use of Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

              Investment Valuation and Income Recognition

                The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

                Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statements of changes in net assets available for Plan benefits.

              Benefit Payments

                Benefit payments are recorded when paid.


Note 3.   Plan Termination

          Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in all amounts credited to their accounts. Vesting of participants will be accelerated as described in Note 9.


Note 4.   Investments

          The following table presents investments for the years ended December 31, 2000 and 1999 that represent 5 percent or more of the Plan's net assets.


                                                               December 31,
                                                     ---------------------------
                                                        2000             1999
                                                     ----------      -----------

          Spartan U.S. Treasury Money Market Fund    $317,263        $    - -
          Dreyfus Short Term Income Fund              407,328             - -
          Janus Fund                                  700,104             - -
          PIMCO Total Return II Administrative Fund   585,637             - -
          Spartan U.S. Equity Index Fund              393,473             - -
          Weitz Value Fund                            272,593             - -
          American Century Income and Growth Fund     730,711             - -
          VBA Capital Preservation Fund                   - -         565,695

                         Notes to Financial Statements


                                                       December 31,
                                             ------------------------------
                                                2000                1999
                                             ----------         -----------


          VBA Moderate Growth Fund            $    - -           $  743,007
          VBA Wealth Building Fund                 - -            1,857,551
          VBA Aggressive Fund                      - -            1,045,287
          James River Bankshares, Inc.         336,462              219,189



          During the Plan years ending December 31, 2000 and 1999, the Plan's investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(168,533) and $622,639 as follows:

                                                       December 31,
                                             ------------------------------
                                                2000                1999
                                             ----------         -----------
          Common Collective Trust Funds       $ (42,440)         $ 731,681
          Employer Common Stock                  52,729           (109,042)
          Mutual Funds                         (178,822)               - -
                                              ---------          ---------
                                              $(168,533)         $ 622,639
                                              =========          =========


Note 5.   Tax Status

          The Internal Revenue Service has determined and informed the Company by a letter dated January 7, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and Plan sponsor believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.


Note 6.   Related-Party Transactions

          The majority of the Plan's assets during the Plan year ended December 31, 1999 were invested in common collective Trust Funds which were managed by the Virginia Bankers Association Benefits Corporation, Plan administrator and trustee of the Plan. Therefore, transactions in these funds qualify as a party-in-interest. Fair market value of these funds was based on closing market quotes of the underlying securities and fees. Charges for services by the party-in-interest are based on customary rates for such services.

          The Plan allows funds to be invested in the common stock of James River Bankshares, Inc., the Plan sponsor. Therefore, James River Bankshares, Inc. is a party-in-interest. Employer securities are allowed by ERISA and the Department of Labor and the fair value of the common stock is based on quotes from an active market.


Note 7.   Administrative Expenses

          Certain administrative expenses are absorbed by James River Bankshares, Inc., the Plan sponsor.

                         Notes to Financial Statements



Note 8.   Significant Amendments and Events

          The Plan was restated effective as of January 1, 2000, by the execution of a newly signed adoption agreement. The restatement of the Plan and the subsequent issuance of a new Summary Plan Description to participants as of February 2000, included many changes to the Plan. The most significant included a change in the age requirement to 18 years old or older, a revision of Plan investment options to include managed, indexed and self-directed portfolios and a change in the asset custodian to Reliance Trust Company. Reliance Trust Company has been appointed as investment manager by the Plan's trustee, Virginia Bankers Association Benefits Corporation, for all investment funds other than the Employer Stock Fund. The Fiduciary, with respect to employer stock, is James River Bankshares, Inc.

          On August 15, 1999, the Company completed a merger agreement with State Bank of Remington, which became a wholly-owned bank subsidiary of the Company. Employees began participation in the Plan on October 1, 1999.

          On October 1, 1999, the Company acquired a non-bank subsidiary, Colonial Loans, Inc., a consumer finance company. Employees from the newly purchased subsidiary began participation in the Plan on October 1, 1999.


Note 9.   Subsequent Events

          On March 3, 2001, the Company and First Virginia Banks, Inc. ("First Virginia") based in Fairfax County, Virginia, entered into an agreement whereby First Virginia will acquire the Company. Under the terms of the agreement, the Company's shareholders will receive .51 shares of First Virginia's common stock for each share of the Company's common stock. Alternatively, shareholders may elect to receive $24.00 in cash for each Company share. A maximum of 40% of the Company's shares may be exchanged for cash. The transaction, which is expected to close in the third quarter of 2001, is subject to approval by the Company's shareholders and regulatory authorities.

          Due to the pending merger as described in the preceding paragraph, the Board of Directors adopted a resolution on March 22, 2001. The resolution provides that all employer contributions made prior to the date of a change in control for the benefit of individual participants become 100% vested. A revised adoption agreement was executed as of April 2, 2001, providing all employer contributions are to become 100% vested effective July 1, 2001, coinciding with the expected date of change in control.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                        FOR JAMES RIVER BANKSHARES, INC.


                Schedule of Assets Held for Investment Purposes
                               December 31, 2000


            Description of Asset                                        Fair Value
----------------------------------------------------                  -------------
Registered Investment Companies
    Fidelity U.S. Bond Index Fund                                     $      193
    Spartan U.S. Equity Index Fund                                       393,473
    Spartan Total Market Index Fund                                        8,547
    Spartan U.S. Treasury Money Market Fund                              317,263
    American Century Income and Growth Fund                              730,711
    American Century International Growth Fund                             1,066
    Davis New York Venture Class A Fund                                    5,604
    Dreyfus Short Term Income Fund                                       407,328
    Franklin Small Cap Growth A Fund                                     202,305
    Janus Fund                                                           700,104
    Fidelity Inst Cash Portfolio Fund                                     20,670
    Janus Worldwide Fund                                                 261,911
    PIMCO Total Return II Administrative Fund                            585,637
    Scudder International Fund                                           145,522
    Strong Advantage Fund                                                262,192
    Third Avenue Value Fund                                              203,326
    Vanguard Bond Index Short Term Fund                                   54,233
    Weitz Value Fund                                                     272,593
                                                                      ----------
                                                                      $4,572,678
                                                                      ----------
Common Stock
    James River Bankshares, Inc.                                      $  336,462
                                                                      ----------
            Total assets held for investment                          $4,909,140
                                                                      ==========